2006   Consolidated Financial Statements
          > TABLE OF CONTENTS

88	Management’s Responsibility for Financial Information
89	Shareholders’ Auditors’ Report
90	Consolidated Balance Sheet
91	Consolidated Statement of Income
92	Consolidated Statement of Changes in Shareholders’ Equity
93	Consolidated Statement of Cash Flows
94	Notes to the Consolidated Financial Statements
2006 SCOTIABANK ANNUAL REPORT       87

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the 2006 consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audit in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada
December 8, 2006
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CONSOLIDATED FINANCIAL STATEMENTS
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheet of The Bank of Nova Scotia (the Bank) as at October 31, 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
     The Consolidated Balance Sheet as at October 31, 2005 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the two-year period ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, were audited in accordance with Canadian generally accepted auditing standards by KPMG LLP and PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in the Shareholders’ Auditors’ report dated November 29, 2005.
KPMG LLP
Chartered Accountants
Toronto, Canada
December 8, 2006
2006 SCOTIABANK ANNUAL REPORT       89

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2006	2005

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,280	$2,501
Interest-bearing deposits with banks	17,734	15,182
Precious metals	3,362	2,822

	23,376	20,505

Securities (Note 3)
Investment	33,012	23,452
Trading	62,490	50,007

	95,502	73,459

Loans (Note 4)
Residential mortgages	89,590	75,520
Personal and credit cards	39,058	34,695
Business and government	76,733	62,681
Securities purchased under resale agreements	25,705	20,578

	231,086	193,474
Allowance for credit losses (Note 5 (b))	2,607	2,469

	228,479	191,005

Other
Customers’ liability under acceptances	9,555	7,576
Trading derivatives’ market valuation (Note 23 (d))	10,369	11,622
Land, buildings and equipment (Note 7)	2,256	1,934
Goodwill (Note 8)	873	498
Other intangible assets (Note 8)	294	235
Other assets (Note 9)	8,302	7,191

	31,649	29,056

	$379,006	$314,025

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$93,450	$83,953
Business and government	141,072	109,389
Banks	29,392	24,103

	263,914	217,445

Other
Acceptances	9,555	7,576
Obligations related to securities sold under repurchase agreements	33,470	26,032
Obligations related to securities sold short	13,396	11,250
Trading derivatives’ market valuation (Note 23 (d))	11,211	11,193
Other liabilities (Note 11)	26,457	20,794
Non-controlling interest in subsidiaries	435	306

	94,524	77,151

Subordinated debentures (Note 12)	2,271	2,597

Capital instrument liabilities (Note 13)	750	750

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	600	600
Common shares and contributed surplus	3,425	3,317
Retained earnings	15,843	14,126
Cumulative foreign currency translation losses	(2,321)	(1,961)

	17,547	16,082

	$379,006	$314,025

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements.
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CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2006	2005	2004

Interest income
Loans	$12,677	$10,053	$9,074
Securities	4,124	3,104	2,662
Deposits with banks	881	646	441

	17,682	13,803	12,177

Interest expense
Deposits	8,589	5,755	4,790
Subordinated debentures	130	134	112
Capital instrument liabilities	53	53	164
Other	2,502	1,990	1,410

	11,274	7,932	6,476

Net interest income	6,408	5,871	5,701
Provision for credit losses (Note 5 (b))	216	230	390

Net interest income after provision for credit losses	6,192	5,641	5,311

Other income
Card revenues	307	251	231
Deposit and payment services	766	701	646
Mutual funds	241	193	171
Investment management, brokerage and trust services	666	600	504
Credit fees	530	542	583
Trading revenues	637	594	476
Investment banking	659	680	648
Net gain on investment securities (Note 3 (c))	371	414	477
Securitization revenues	43	79	111
Other	580	475	473

	4,800	4,529	4,320

Net interest and other income	10,992	10,170	9,631

Non-interest expenses
Salaries and employee benefits(1)	3,768	3,488	3,452
Premises and technology	1,214	1,148	1,139
Communications	276	255	248
Advertising and business development	232	232	210
Professional	174	186	163
Business and capital taxes	133	147	142
Other	646	587	508

	6,443	6,043	5,862

Income before the undernoted	4,549	4,127	3,769
Provision for income taxes (Note 16)	872	847	786
Non-controlling interest in net income of subsidiaries	98	71	75

Net income	$3,579	$3,209	$2,908

Preferred dividends paid	30	25	16

Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions) (Note 18):
Basic	988	998	1,010
Diluted	1,001	1,012	1,026

Earnings per common share (in dollars)(2)(Note 18):
Basic	$3.59	$3.19	$2.87
Diluted	$3.55	$3.15	$2.82
Dividends per common share (in dollars)	$1.50	$1.32	$1.10

(1)	Refer to Note 1 for impact of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2006 SCOTIABANK ANNUAL REPORT       91

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2006	2005	2004

Preferred shares (Note 14)
Balance at beginning of year	$600	$300	$300
Issued	–	300	–

Balance at end of year	600	600	300

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,316	3,228	3,140
Issued	135	172	117
Purchased for cancellation	(26)	(84)	(29)

Balance at end of year	3,425	3,316	3,228
Contributed surplus: Fair value of stock options (Note 15)	–	1	1

Total	3,425	3,317	3,229

Retained earnings
Balance at beginning of year	14,126	13,239	11,747
Cumulative effect of adopting new accounting policy(1)	(25)	–	–

	14,101	13,239	11,747
Net income	3,579	3,209	2,908
Dividends: Preferred	(30)	(25)	(16)
Common	(1,483)	(1,317)	(1,110)
Purchase of shares	(324)	(973)	(290)
Other	–	(7)	–

Balance at end of year	15,843	14,126	13,239

Cumulative foreign currency translation losses
Balance at beginning of year	(1,961)	(1,783)	(1,074)
Net unrealized foreign exchange translation(2)	(360)	(178)	(709)

Balance at end of year	(2,321)	(1,961)	(1,783)

Total shareholders’ equity at end of year	$17,547	$16,082	$14,985

(1)	Represents the cumulative effect of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].

(2)	Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(564) (2005 – $(416); 2004 – $(1,085)) and gains from related foreign exchange hedging activities of $204 (2005 – $238; 2004 – $376).
The accompanying notes are an integral part of these consolidated financial statements.
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CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2006	2005	2004

Cash flows from operating activities
Net income	$3,579	$3,209	$2,908
Adjustments to net income to determine cash flows:
Depreciation and amortization	230	202	216
Provision for credit losses	216	230	390
Future income taxes	(178)	(231)	(87)
Net gain on investment securities	(371)	(414)	(477)
Net accrued interest receivable and payable	79	(204)	(103)
Trading securities	(13,042)	(7,014)	(1,514)
Trading derivatives’ market valuation, net	1,305	(400)	350
Other, net	2,218	1,300	(718)

	(5,964)	(3,322)	965

Cash flows from financing activities
Deposits	44,014	22,282	8,106
Obligations related to securities sold under repurchase agreements	8,245	6,676	(8,011)
Obligations related to securities sold short	2,190	3,693	(1,528)
Subordinated debentures redemptions/repayments	(300)	—	—
Capital instrument liabilities redemptions/repayments	—	—	(260)
Capital stock issued	118	416	114
Capital stock redeemed/purchased for cancellation	(350)	(1,057)	(319)
Cash dividends paid	(1,513)	(1,342)	(1,126)
Other, net	684	806	(230)

	53,088	31,474	(3,254)

Cash flows from investing activities
Interest-bearing deposits with banks	(1,664)	(2,814)	3,483
Loans, excluding securitizations	(37,611)	(23,910)	(7,998)
Loan securitizations	2,514	2,153	3,514
Investment securities:
Purchases	(41,326)	(26,200)	(24,471)
Maturities	18,011	12,955	14,742
Sales	15,146	10,724	14,384
Land, buildings and equipment, net of disposals	(256)	(168)	(228)
Other, net(1)	(2,099)	(276)	(59)

	(47,285)	(27,536)	3,367

Effect of exchange rate changes on cash and cash equivalents	(60)	(36)	(54)

Net change in cash and cash equivalents	(221)	580	1,024
Cash and cash equivalents at beginning of year	2,501	1,921	897

Cash and cash equivalents at end of year(2)	$2,280	$2,501	$1,921

Cash disbursements made for:
Interest	$10,559	$8,142	$6,581
Income taxes	$1,012	$907	$751

(1)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $1 (2005 – $49; 2004 – nil) and net of cash and cash equivalents at the date of acquisition of $167 (2005 – $17; 2004 – nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.
2006 SCOTIABANK ANNUAL REPORT       93

Notes to the Consolidated Financial Statements
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Page	Note
95	1.	Significant accounting policies
99	2.	Future accounting changes
100	3.	Securities
101	4.	Loans
103	5.	Impaired loans and allowance for credit losses
103	6.	Variable interest entities
104	7.	Land, buildings and equipment
104	8.	Goodwill and other intangible assets
105	9.	Other assets
105	10.	Deposits
105	11.	Other liabilities
106	12.	Subordinated debentures
106	13.	Capital instrument liabilities
108	14.	Capital stock
109	15.	Stock-based compensation
111	16.	Corporate income taxes
112	17.	Employee future benefits
114	18.	Earnings per common share
114	19.	Related party transactions
114	20.	Segmented results of operations
117	21.	Guarantees, commitments and contingent liabilities
119	22.	Financial instruments
122	23.	Derivative instruments
126	24.	Acquisitions
127	25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
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CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 25 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of investment securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities in the Consolidated Statement of Income.
     Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires consolidation of variable interest entities (VIEs) by the primary beneficiary. The adoption of this accounting guideline did not have a material impact on the Bank’s consolidated financial statements [refer to Note 6 for certain disclosures with respect to VIEs]. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both. The VIE guideline also exempts certain entities from its scope.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation gains/losses in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation gains/losses in the Consolidated Balance Sheet to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
Precious metals
     Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
     Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized over the period to maturity to interest income – securities in the Consolidated Statement of Income. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income – net gain on investment securities in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income – trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.
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CONSOLIDATED FINANCIAL STATEMENTS
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to
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CONSOLIDATED FINANCIAL STATEMENTS
absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures, mainly to currency and interest rate fluctuations, as part of the Bank’s asset/liability management. Trading activities are undertaken to meet the needs of
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CONSOLIDATED FINANCIAL STATEMENTS
the Bank’s customers, as well as for the Bank’s own account to generate trading income.
     Trading derivatives are carried at their fair values [refer to Note 23(d)]. The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income – trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.
     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception, and on an ongoing basis, whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income – other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.
     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income – other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 11 to 22 years. For principal other benefit plans, these periods range from 11 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 11 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Effective in fiscal 2006, new employees in Mexico and the U.K. participate in a defined contribution pension plan. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 15.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in the same manner as stock options with Tandem SAR features. The stock-based compensation expense is recognized evenly over an applicable vesting period [refer to Change in accounting policy on page 99].
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the
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Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Change in accounting policy
In July 2006, the Emerging Issues Committee of the CICA issued a new Abstract that deals with the accounting for stock-based compensation for employees eligible to retire before the vesting date. The accounting treatment specified by the Abstract is required to be adopted in the financial statements issued for interim and annual periods ending on or after December 31, 2006, although early adoption is encouraged. This Abstract requires that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the timeframe between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.
     During the third quarter of fiscal 2006, the Bank early adopted the provisions of this new Abstract and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Bank has not restated net income of any prior period as a result of adopting this accounting change as the Bank has concluded that such an impact is not material to any particular period. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
2. Future accounting changes
The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2006.
Financial instruments
The CICA has issued three new standards: Financial Instruments –Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:
Financial Instruments – Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.
Hedges
In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.
Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.
Transitional Impacts
The transitional impact of these new standards is still being evaluated as certain transitional provision guidance was not clarified by the accounting standards setters on a timely basis in order to allow the Bank to finalize the impact as at November 1, 2006. The impact of recording investment securities as available-for-sale assets at fair value on November 1, 2006 will be to increase securities by approximately $1,091 million and increase accumulated other comprehensive income by approximately $706 million (after-tax).
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CONSOLIDATED FINANCIAL STATEMENTS
3. Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2006	2005
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Investment securities:
Canadian federal government debt(1)	$988	$143	$2,376	$19	$–		$3,526	$3,134
Canadian provincial and municipal debt	692	25	17	–	–		734	397
U.S. treasury and other U.S. agencies’ debt	80	147	2,162	700	–		3,089	3,029
Other foreign governments’ debt	964	462	1,196	1,852	–		4,474	4,572
Bonds of designated emerging markets	25	–	66	439	–		530	592
Other debt	342	1,000	12,783	3,791	–		17,916	8,969
Preferred shares	–	3	–	–	608	(2)	611	682
Common shares	–	–	–	–	1,990		1,990	1,910
Associated corporations	–	–	–	–	142	(3)	142	167

Total	3,091	1,780	18,600	6,801	2,740		33,012	23,452

Trading securities (4) :
Canadian federal government debt	2,017	6,260	2,523	3,694	–		14,494	5,845
Canadian provincial and municipal debt	267	204	953	2,838	–		4,262	4,578
U.S. treasury and other U.S. agencies’ debt	100	88	988	1,004	–		2,180	847
Other foreign governments’ debt	557	963	1,598	510	–		3,628	5,805
Common shares	–	–	–	–	29,053		29,053	25,494
Other	2,622	1,224	2,708	2,119	200		8,873	7,438

Total	5,563	8,739	8,770	10,165	29,253		62,490	50,007

Total securities	$8,654	$10,519	$27,370	$16,966	$31,993		$95,502	$73,459

Total by currency (in Canadian equivalent):
Canadian dollar	$5,775	$7,510	$7,415	$7,745	$27,351		$55,796	$41,334
U.S. dollar	637	1,305	16,858	7,235	4,355		30,390	20,445
Mexican peso	1,197	928	1,752	590	100		4,567	6,905
Other currencies	1,045	776	1,345	1,396	187		4,749	4,775

Total securities	$8,654	$10,519	$27,370	$16,966	$31,993		$95,502	$73,459

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $2,116 (2005 – $1,214) [refer to Note 4 (b)].

(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(3)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(4)	Trading securities are carried at market value.
(b) An analysis of unrealized gains and losses on investment securities is as follows:

	2006				2005
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,526	$4	$66	$3,464	$3,134	$10	$18	$3,126
Canadian provincial and municipal debt	734	–	–	734	397	–	–	397
U.S. treasury and other U.S. agencies’ debt	3,089	5	36	3,058	3,029	–	50	2,979
Other foreign governments’ debt	4,474	376	34	4,816	4,572	411	14	4,969
Bonds of designated emerging markets	530	316	–	846	592	286	–	878
Other debt	17,916	39	34	17,921	8,969	48	20	8,997
Preferred shares	611	18	7	622	682	21	9	694
Common shares	1,990	528	18	2,500	1,910	528	34	2,404
Associated corporations	142	–	–	142	167	–	–	167

Total investment securities	$33,012	$1,286	$195	$34,103	$23,452	$1,304	$145	$24,611

The net unrealized gain on investment securities of $1,091 million (2005 – $1,159 million) decreases to a net unrealized gain of $1,001 million (2005 – $1,035 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.
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CONSOLIDATED FINANCIAL STATEMENTS
(c) An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2006	2005	2004

Realized gains	$476	$599	$691
Realized losses and impairment writedowns	105	185	214

Net gain on investment securities	$371	$414	$477

(d) The following table presents the current fair value of investment securities with continuous unrealized losses for periods less than 12 months, or 12 months or longer:

	Investment securities with continuous unrealized losses as at October 31, 2006
	Less Than 12 Months			12 Months or Greater			Total
	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
($ millions)	Value	Value	Losses	Value	Value	Losses	Value	Value	Losses

Canadian federal government debt	$3,245	$3,179	$66	$–	$–	$–	$3,245	$3,179	$66
Canadian provincial and municipal debt	692	692	–	16	16	–	708	708	–
U.S. treasury and other U.S. agencies’ debt	1,121	1,100	21	1,390	1,375	15	2,511	2,475	36
Other foreign governments’ debt	1,247	1,216	31	94	91	3	1,341	1,307	34
Bonds of designated emerging markets	4	4	–	–	–	–	4	4	–
Other debt	1,418	1,398	20	618	604	14	2,036	2,002	34
Preferred shares	150	145	5	45	43	2	195	188	7
Common shares	92	85	7	39	28	11	131	113	18

Total	$7,969	$7,819	$150	$2,202	$2,157	$45	$10,171	$9,976	$195

As at October 31, 2006, the carrying value of 417 investment securities exceeded their fair value by $195 million. Of the 417 securities, 140 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $45 million. The unrealized losses on the debt instruments arose primarily from an increase in interest rates. For equity investments, unrealized losses are primarily the result of the timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown to net realizable value is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2006	2005

Canada:
Residential mortgages	$81,908	$69,431
Personal and credit cards	32,653	30,122
Business and government	26,044	24,843
Securities purchased under resale agreements	17,436	11,683

	158,041	136,079

United States:
Business, government and other	14,756	9,494
Securities purchased under resale agreements	3,980	6,052

	18,736	15,546

Mexico:
Residential mortgages	2,212	1,704
Personal and credit cards	1,912	1,423
Business and government	5,955	6,450
Securities purchased under resale agreements	3,426	1,858

	13,505	11,435

Other International:
Residential mortgages	5,470	4,357
Personal and credit cards	4,493	3,110
Business and government	29,978	21,961
Securities purchased under resale agreements	863	986

	40,804	30,414

	231,086	193,474
Less: allowance for credit losses	2,607	2,469

Total(2)	$228,479	$191,005

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $46,209 (2005 – $35,560), loans denominated in Mexican pesos amount to $11,151 (2005-$8,897) and loans denominated in other foreign currencies amount to $16,540 (2005 – $13,569).
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CONSOLIDATED FINANCIAL STATEMENTS
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations, excluding issue costs, is recognized in other income – securitization revenues in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 16.0% (2005 – 15.2%; 2004 – 15.6%), an excess spread of 0.9% (2005 – 1.2%; 2004 – 1.2%), and a discount rate of 4.3% (2005 – 3.8%; 2004 – 4.2%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2006	2005	2004

Net cash proceeds(1)	$2,514	$2,153	$3,514
Retained interest	67	66	106
Retained servicing liability	(18)	(14)	(23)

	2,563	2,205	3,597
Residential mortgages securitized	2,551	2,161	3,537

Net gain on sale	$12	$44	$60

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,206 (2005 – $1,452; 2004 – nil). These assets are classified as investment securities and have an outstanding balance of $2,116 (2005 – $1,214; 2004 – nil) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2006	2005

Fair value of the retained interest ($)	240	216
Weighted average life (in years)	3	3

Prepayment rate (%)	14.4	14.8
Impact on fair value of a 10% adverse change ($)	(11)	(5)
Impact on fair value of a 20% adverse change ($)	(18)	(9)

Residual cash flow annual discount rate (%)	3.9-4.3	3.3-4.2
Impact on fair value of a 10% adverse change ($)	(7)	(1)
Impact on fair value of a 20% adverse change ($)	(9)	(3)

Excess spread (%)	1.0	1.2
Impact on fair value of a 10% adverse change ($)	(26)	(20)
Impact on fair value of a 20% adverse change ($)	(50)	(39)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2006(2)			2005			2004
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$11,913	$7	$–	$7,801	$–	$–	$7,523	$–	$–
Personal and credit cards	170	1	1	809	4	2	1,319	5	5

Total	$12,083	$8	$1	$8,610	$4	$2	$8,842	$5	$5

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The 2006 amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.
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5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2006	2005
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$316		$138	$178	$158
Personal and credit cards	469		456	13	10
Business and government	1,085		706	379	513

Total	$1,870	(3)(4)	$1,300	$570	$681

By geography:
Canada				$247	$188
United States				45	249
Other International				278	244

Total				$570	$681

(1)	Gross impaired loans denominated in U.S. dollars amount to $607 (2005 – $612) and those denominated in other foreign currencies amount to $608 (2005 – $674).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $710 (2005 – $681).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $139 (2005 – $151).

(4)	Average balance of gross impaired loans totalled $1,850 (2005 – $1,939).
(b) Allowance for credit losses

	Specific	General
As at October 31 ($ millions)	allowance	allowance	2006	2005	2004

Balance at beginning of year	$1,145	$1,330	$2,475	$2,704	$3,580
Presented with securities(1)	–	–	–	–	(363)
Write-offs(2)	(543)	–	(543)	(650)	(982)
Recoveries	181	–	181	205	158
Provision for (reversal of) credit losses	276	(60)	216	230	390
Other, including foreign currency adjustment(3)	252	37	289	(14)	(79)

Balance at end of year(4)	$1,311	$1,307	$2,618	$2,475	$2,704

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	Write-offs of loans restructured during the year were nil (2005 – $18; 2004 – $10).

(3)	Includes $323 in specific allowance and $37 in general allowance related to acquisitions in 2006, and $59 in specific allowance from acquisitions in 2005.

(4)	As at October 31, 2006, $11 (2005 – $6; 2004 – $8) has been recorded in other liabilities.
6. Variable interest entities
The following table provides information about VIEs that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a)(b) :

	2006	2005
As at October 31 ($ millions)	Total assets	Total assets

Multi-seller conduits that the Bank administers(c)	$7,546	$4,722
Funding vehicles(d)	4,761	824
Other (e)	973	750

Other VIEs in which the Bank has a significant variable interest:

	2006		2005
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss(f)	assets	to loss(f)

Multi-seller conduits that the Bank administers(c)	$6,338	$7,377	$4,085	$4,712
Funding vehicles (d)	2,365	–	1,608	–
Structured finance entities(e)	3,591	2,048	2,076	1,239
Collateralized debt obligation entities(g)	1,313	371	1,404	375
Other	1,003	180	486	91

(a)	Effective November 1, 2004, the Bank adopted an accounting guideline, which requires prospective consolidation of VIEs by the primary beneficiary [refer to Note 1]. The adoption of this accounting guideline did not have a material impact on the Bank’s consolidated financial statements. As a result of the adoption of this guideline, investment securities, and personal and credit card loans increased by $5 billion and $3 billion, respectively.

(b)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2006 are as follows: cash and non-interest- bearing deposits with banks of $240 million (2005 – $128 million); residential mortgage loans of $4,710 million (2005 – $763 million); investment and trading securities of $8,240 million (2005 – $5,309 million); and other assets of $90 million (2005 – $96 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs
2006 SCOTIABANK ANNUAL REPORT       103

CONSOLIDATED FINANCIAL STATEMENTS

and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(c)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. As at October 31, 2006, the conduit programs had commitments of $4,595 million (2005 – $4,243 million) to purchase securities in the future.

(d)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables from the Bank used to finance distributions to their investors. Prior to the adoption of this accounting guideline in fiscal 2005, the Bank consolidated all of these funding vehicles.

(e)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing. Generally, both the Bank and the client invest in such entities with the proceeds used to make loans to corporations affiliated with the client.

(f)	The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The Bank has recorded $2,521 million (2005 – $1,669 million) of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2006.

(g)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
7. Land, buildings and equipment

			2006	2005
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$349	$–	$349	$247
Buildings	1,685	575	1,110	1,017
Equipment and computer software	2,749	2,183	566	477
Leasehold improvements	769	538	231	193

Total	$5,552	$3,296	$2,256	$1,934

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $192 million (2005 – $173 million; 2004 – $189 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2006	2005	2004

Balance at beginning of year	$115	$288	$95	$498	$261	$270
Acquisitions	145	235	10	390	227	–
Effects of foreign exchange and other	–	(11)	(4)	(15)	10	(9)

Balance at end of year	$260	$512	$101	$873	$498	$261

Intangible assets

	Gross
	carrying	Accumulated	2006	2005	2004
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$517	$223	$294	$235	$240

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2006, was $38 million (2005 – $29 million; 2004 – $27 million).
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CONSOLIDATED FINANCIAL STATEMENTS
9. Other assets

As at October 31 ($ millions)	2006	2005

Accrued interest	$2,277	$1,561
Accounts receivable	1,098	1,016
Future income tax assets (Note 16)	1,626	1,295
Other	3,301	3,319

Total	$8,302	$7,191

10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2006	2005
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,754	$1,397	$31,854	$58,445	$93,450	$83,953
Business and government(1)	16,859	8,215	13,266	102,732	141,072	109,389
Banks	147	250	842	28,153	29,392	24,103

Total	18,760	9,862	45,962	189,330	263,914	217,445

Recorded in:
Canada					175,199	154,297
United States					22,159	9,778
Mexico					9,932	9,478
Other International					56,624	43,892

Total(2)					$263,914	$217,445

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2005 – $1,500) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $74,660 (2005 – $51,220), deposits denominated in Mexican pesos amount to $9,259 (2005-$8,848) and deposits denominated in other foreign currencies amount to $30,707 (2005 – $24,247).
11. Other liabilities

As at October 31 ($ millions)	2006	2005

Accrued interest	$2,667	$1,876
Accounts payable and accrued expenses	4,108	3,353
Deferred income	353	322
Other liabilities of subsidiaries and VIEs(1)	9,498	5,969
Gold and silver certificates	3,434	2,711
Future income tax liabilities (Note 16)	148	62
Other	6,249	6,501

Total	$26,457	$20,794

(1)	Excludes deposits and capital instrument liabilities.
2006 SCOTIABANK ANNUAL REPORT       105

CONSOLIDATED FINANCIAL STATEMENTS
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2006	2005

September 2008	6.25	US $250	$281	$295
February 2011	7.40	Redeemed on February 8, 2006	—	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.30	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	325	325
June 2025	8.90	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	240	252

			$2,271	$2,597

The aggregate maturities of the debentures are as follows ($ millions):
Less than 3 years	$281
From 3 to 5 years	—
From 5 to 10 years	1,500
Over 10 years	490

$2,271

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
13. Capital instrument liabilities
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments, including the securities issued by Scotiabank Capital Trust, remain eligible as Tier 1 Capital for regulatory purposes. Scotiabank Capital Trust is a VIE and is not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities issued by the Trust are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust are reported in Deposits [refer to Note 10].

As at October 31 ($ millions)	2006	2005

Capital instrument liabilities
Preferred shares issued by Scotia Mortgage Investment Corporation(a)(f)	$250	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)(f)(g)	500	500

	$750	$750

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(e)(f)(g)	750	—

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares (Scotia BOOMS) which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under the circumstances outlined in (f) below, the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features [refer to Note 14 – Restrictions on dividend payments].
(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities – 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities
106     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 – Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities – Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi- annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. The first such payment will be made on December 31, 2006, in an amount of $14.551. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(f)	The Scotia BOOMS and Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. In addition, the Scotia BOOMS may be automatically exchanged if (i) Scotia Mortgage Investment Corporation fails to declare and pay or set aside for payment when due the non-cumulative preferential cash dividends on any dividend payment date; or (ii) the Bank fails to declare and pay or set aside for payment when due any declared dividend on any of its non-cumulative preferred shares.

(g)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 –Restrictions on dividend payments].
2006 SCOTIABANK ANNUAL REPORT     107

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2006		2005		2004

As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	—	—

Total preferred shares	24,000,000	$600	24,000,000	$600	12,000,000	$300

Common shares:(c)
Outstanding at beginning of year	990,182,126	$3,316	1,008,505,580	$3,228	1,010,705,772	$3,140
Issued under Shareholder Dividend and Share Purchase Plan(d)	142,269	7	154,168	6	178,021	6
Issued under Stock Option Plans (Note 15)	6,801,687	127	6,423,684	117	6,760,287	111
Issued for acquisition of a subsidiary	33,906	1	1,195,294	49	—	—
Purchased for cancellation(e)	(7,647,800)	(26)	(26,096,600)	(84)	(9,138,500)	(29)

Outstanding at end of year	989,512,188	$3,425	990,182,126	$3,316	1,008,505,580	$3,228

Total capital stock		$4,025		$3,916		$3,528

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Comparative amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(d)	As at October 31, 2006, 21,992,220 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(e)	In January 2006, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2007, or the date the Bank completes its purchases. During the year ended October 31, 2006, 7.6 million shares (2005 — 26.1 million shares; 2004 — 9.1 million shares) were purchased at an average price of $45.71 (2005 — $40.51; 2004 — $34.96).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
108       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
15. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
      Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from March 3, 2007 to April 3, 2016. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 60.8 million common shares have been issued as a result of the exercise of options and 31.8 million common shares are committed under outstanding options, leaving 21.4 million common shares available for issuance as options.
      In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 174,000 (2005 — 224,000; 2004 — 257,150) options are outstanding at a weighted average exercise price of $23.17 (2005 — $23.19; 2004 — $23.13). In fiscal 2006, 50,000 of these options (2005 — 33,150; 2004 — 24,850) were exercised at a weighted average exercise price of $23.25 (2005 — $22.71; 2004 —$20.95). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2006		2005		2004
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	37,358	$21.35	42,525	$19.93	47,400	$18.80
Granted	2,052	46.04	1,977	39.00	2,592	31.45
Exercised	(6,751)	16.32	(6,391)	17.00	(6,735)	15.95
Forfeited/cancelled	(342)	27.33	(149)	23.57	(374)	22.64
Exercise of Tandem SARs	(478)	25.90	(604)	25.04	(358)	24.75

Outstanding at end of year(1)	31,839	$23.87	37,358	$21.35	42,525	$19.93

Exercisable at end of year	26,170	$20.98	29,305	$19.06	29,523	$17.67

Available for grant	21,365		22,598		23,821

As at October 31, 2006	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$13.03 to $15.83	7,010	2.73	$14.83	7,010	$14.83
$17.55 to $21.03	8,936	3.45	$20.09	8,936	$20.09
$24.40 to $27.44	9,715	5.22	$24.60	8,694	$24.62
$31.45 to $47.39	6,178	7.48	$38.45	1,530	$33.66

	31,839	4.61	$23.87	26,170	$20.98

(1)	Included are 15,892,372 (2005 — 15,274,605; 2004 — 14,482,584) options with Tandem SAR features.

2006 SCOTIABANK ANNUAL REPORT     109

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2006, the Bank’s contributions totalled $26 million (2005 – $26 million; 2004 – $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2006, an aggregate expense of $164 million (2005 – $140 million; 2004 – $174 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $165 million (2005 – $94 million; 2004 – $138 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs)
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2006, 2,284,396 SARs were granted (2005 – 2,212,980; 2004 –2,830,312) and as at October 31, 2006, 22,771,720 SARs were outstanding (2005 – 23,148,386; 2004 – 24,115,260), of which 21,624,273 SARs were vested (2005 – 13,611,252; 2004 –11,278,066).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2006, there were 1,465,391 units outstanding (2005 – 1,581,240; 2004 – 2,160,146).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2006, there were 181,823 units outstanding (2005 – 145,593; 2004 – 114,774).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2006, there were 3,597,093 units (2005 – 5,179,850; 2004 –5,281,075) awarded and outstanding of which 3,144,875 were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to the other major Canadian banks. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2006, there were 2,422,239 units (2005 – 1,279,483) awarded and outstanding [including 800,604 units (2005 – 423,177) subject to performance criteria] of which 1,601,187 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

110     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
16. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2006	2005	2004

Provision for income taxes in the Consolidated Statement of Income:
Current	$1,050	$1,078	$873
Future	(178)	(231)	(87)

	872	847	786

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(13)	(3)	(1)

Total provision for income taxes	$859	$844	$785

Current income taxes:
Domestic:
Federal	$269	$377	$210
Provincial	178	213	182
Foreign	603	488	481

	1,050	1,078	873

Future income taxes:
Domestic:
Federal	(144)	(198)	(52)
Provincial	(15)	(45)	(7)
Foreign	(32)	9	(29)

	(191)	(234)	(88)

Total provision for income taxes	$859	$844	$785

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2006		2005		2004
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,586	34.9%	$1,443	35.0%	$1,325	35.2%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(467)	(10.3)	(370)	(9.0)	(257)	(6.8)
Tax-exempt income from securities	(219)	(4.8)	(210)	(5.1)	(235)	(6.2)
Future income tax effect of substantively enacted tax rate changes	4	0.1	15	0.4	(22)	(0.6)
Other, net	(32)	(0.7)	(31)	(0.8)	(25)	(0.8)

Total income taxes and effective tax rate	$872	19.2%	$847	20.5%	$786	20.8%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2006	2005

Allowance for credit losses	$746	$659
Deferred compensation	391	301
Loss carryforwards(1)	174	105
Loss on disposal of subsidiary operations	87	87
Deferred income	59	82
Securities	2	(58)
Premises and equipment	(63)	(64)
Pension fund	(254)	(177)
Other	336	298

Net future income taxes(2)	$1,478	$1,233

(1)	Includes a gross future tax asset of $357 as at October 31, 2006 (2005 — $180), relating to subsidiaries’ unused income tax losses arising in prior years. This future tax asset has been reduced by a valuation allowance of $183 (2005 — $75), resulting in a net future tax asset of $174 (2005 — $105). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(2)	Net future income taxes of $1,478 (2005 — $1,233) are represented by future income tax assets of $1,626 (2005 — $1,295), net of future income tax liabilities of $148 (2005 — $62).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2006, are estimated to be $401 million (October 31, 2005 — $360 million).

2006 SCOTIABANK ANNUAL REPORT     111

CONSOLIDATED FINANCIAL STATEMENTS
17. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2006	2005	2004	2006	2005	2004

Change in benefit obligation
Benefit obligation at beginning of year	$4,568	$3,790	$3,524	$1,041	$808	$747
Cost of benefits earned in the year	143	116	105	42	36	36
Interest cost on benefit obligation	253	250	239	60	55	51
Employee contributions	9	9	9	—	—	—
Benefits paid	(198)	(175)	(162)	(48)	(48)	(42)
Actuarial loss (gain)	(75)	560	136	(2)	200	40
Non-routine events(2)	(90)	36	(15)	(4)	(10)	(1)
Foreign exchange	(22)	(18)	(46)	(14)	—	(23)

Benefit obligation at end of year	$4,588	$4,568	$3,790	$1,075	$1,041	$808

Change in fair value of assets
Fair value of assets at beginning of year	$4,765	$4,097	$3,706	$207	$162	$162
Actual return on assets	440	702	540	27	17	12
Employer contributions	488	157	77	42	73	41
Employee contributions	9	9	9	—	—	—
Benefits paid	(198)	(175)	(162)	(48)	(48)	(42)
Non-routine events(2)	(75)	—	(12)	—	—	—
Foreign exchange	(39)	(25)	(61)	(7)	3	(11)

Fair value of assets at end of year(3)	$5,390	$4,765	$4,097	$221	$207	$162

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$802	$197	$307	$(854)	$(834)	$(646)
Unrecognized net actuarial loss	537	780	663	325	366	180
Unrecognized past service costs	86	81	63	(5)	(6)	(6)
Unrecognized transitional obligation (asset)	(364)	(411)	(460)	206	229	267
Valuation allowance	(195)	(182)	(171)	—	—	—
Employer contributions after measurement date	6	90	129	10	7	19

Net prepaid (accrued) benefit expense at end of year	$872	$555	$531	$(318)	$(238)	$(186)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,054	$729	$676	$6	$10	$4
Other liabilities in the Bank’s Consolidated Balance Sheet	(182)	(174)	(145)	(324)	(248)	(190)

Net prepaid (accrued) benefit expense at end of year	$872	$555	$531	$(318)	$(238)	$(186)

Annual benefit expense
Cost of benefits earned in the year	$143	$116	$105	$42	$36	$36
Interest cost on benefit obligation	253	250	239	60	55	51
Actual return on assets	(440)	(702)	(540)	(27)	(17)	(12)
Actuarial loss (gain) on benefit obligation	(75)	560	136	(2)	200	40
Non-routine events(2)	(16)	36	(3)	(4)	(10)	(1)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(135)	260	(63)	69	264	114

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	97	412	272	12	6	—
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	125	(528)	(105)	19	(193)	(33)
Difference between amortization of non-routine events and actual non-routine events	23	(28)	9	4	10	—
Amortization to recognize transitional obligation (asset)	(42)	(44)	(43)	22	19	23

	203	(188)	133	57	(158)	(10)
Valuation allowance provided against prepaid benefit expense	13	11	16	—	—	—

Benefit expense recognized, excluding defined contribution benefit expense	81	83	86	126	106	104

Defined contribution benefit expense recognized	3	—	—	—	—	—

Total benefit expense recognized	$84	$83	$86	$126	$106	$104

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $552 (2005 — $540; 2004 — $498).

112     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2006	2005	2004	2006	2005	2004

Benefit obligation(1)	$628	$787	$830	$1,075	$1,041	$808
Fair value of assets	326	379	497	221	207	162

Deficit of fair value of assets over benefit obligation	$(302)	$(408)	$(333)	$(854)	$(834)	$(646)

(1)	Includes the benefit obligation of $266 at the end of 2006 (2005 — $278; 2004 — $230) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2006	2005	2004	2006	2005	2004

To determine benefit obligation at end of year
Discount rate	5.75%	5.50%	6.50%	6.00%	5.75%	6.90%
Rate of increase in future compensation(2)	3.50%	3.55%	3.75%	4.40%	3.85%	4.00%
To determine benefit expense (income) for the year
Discount rate	5.50%	6.50%	6.50%	5.75%	6.90%	6.85%
Assumed long-term rate of return on assets	7.50%	7.25%	7.25%	7.60%	7.30%	7.60%
Rate of increase in future compensation(2)	3.55%	3.75%	3.95%	4.55%	4.00%	4.00%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.30%	8.90%	8.10%
Ultimate rate	n/a	n/a	n/a	4.60%	4.60%	4.90%
Year ultimate rate reached	n/a	n/a	n/a	2014	2014	2011

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2006 benefit expense for the main pension plan was 5.25% (2005 — 6.25%; 2004 — 6.50%) and the discount rate for the other Canadian pension and benefit plans was 5.25% (2005 — 6.50%; 2004 — 6.50%). The discount rate for the 2006 end of year benefit obligation was 5.50% for all Canadian pension and other benefit plans (2005 — 5.25% for all Canadian pension and other benefit plans; 2004 — 6.25% for the main pension plan and 6.50% for the other Canadian pension and other benefit plans); and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2005 — 7.00%; 2004 — 7.00%).

(2)	The 2006 weighted-average rates shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2006 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$795	$80	$175	$14
Impact of 1% decrease in assumed long-term rate of return on assets	—	41	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	55	10	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	133	20
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(105)	(16)

Assets
The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2006	2005	2004	2006	2005	2004

Equity investments	67%	66%	67%	17%	15%	13%
Fixed income investments	32%	33%	32%	83%	85%	87%
Other	1%	1%	1%	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2004, and the date of the next required valuation is November 1, 2007 (this plan accounts for 70% of principal pension plans’ benefit obligation and 72% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2007. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in 2008.
Cash payments and contributions
In fiscal year 2006, the Bank made cash payments of $404 million (2005 — $118 million; 2004 — $179 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $45 million (2005 — $61 million; 2004 — $51 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $3 million to the principal defined contribution pension plans.

2006 SCOTIABANK ANNUAL REPORT     113

CONSOLIDATED FINANCIAL STATEMENTS
18. Earnings per common share

For the year ended October 31 ($ millions)	2006	2005	2004

Basic earnings per common share
Net income	$3,579	$3,209	$2,908
Preferred dividends paid	30	25	16

Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions)	988	998	1,010

Basic earnings per common share(1)	$3.59	$3.19	$2.87

Diluted earnings per common share
Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions)	988	998	1,010
Stock options potentially exercisable (millions)(2)	13	14	16

Average number of diluted common shares outstanding (millions)(3)	1,001	1,012	1,026

Diluted earnings per common share(1)	$3.55	$3.15	$2.82

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
19. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 15 - Stock-based compensation for further details of these plans.
20. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk- based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

114     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended October 31, 2006 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579
Preferred dividends paid	9	8	6	7	30

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

For the year ended October 31, 2005 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

For the year ended October 31, 2004 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,494	$1,858	$937	$(588)	$5,701
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,848	2,529	2,058	196	9,631
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,631	923	1,098	117	3,769
Provision for income taxes	522	126	275	(137)	786
Non-controlling interest in net income of subsidiaries	—	75	—	—	75

Net income	$1,109	$722	$823	$254	$2,908
Preferred dividends paid	4	4	4	4	16

Net income available to common shareholders	$1,105	$718	$819	$250	$2,892

Total average assets ($ billions)	$112	$49	$109	$14	$284

(1)	Includes revenues from all other smaller operating segments of $372 in 2006 (2005 — $432; 2004 — $445), and net income available to common shareholders of $207 in 2006 (2005 — $274; 2004 — $266). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $440 (2005 — $326; 2004 — $274), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

2006 SCOTIABANK ANNUAL REPORT     115

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98
Preferred dividends paid	12	2	3	7	24

	$2,039	$312	$547	$674	$3,572

Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

		United		Other
For the year ended October 31, 2005 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,808	$199	$690	$1,438	$6,135
Provision for credit losses	262	(93)	34	70	273
Other income	2,737	484	363	716	4,300
Non-interest expenses	3,917	246	669	1,185	6,017
Provision for income taxes	450	216	1	142	809
Non-controlling interest in net income of subsidiaries	—	—	10	61	71
Preferred dividends paid	9	2	2	6	19

	$1,907	$312	$337	$690	$3,246

Corporate adjustments					(62)

Net income available to common shareholders					$3,184

Total average assets ($ billions)	$205	$25	$19	$57	$306

Corporate adjustments					3

Total average assets, including corporate adjustments					$309

		United		Other
For the year ended October 31, 2004 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,624	$334	$599	$1,441	$5,998
Provision for credit losses	303	54	6	130	493
Other income	2,495	513	331	727	4,066
Non-interest expenses	3,794	262	618	1,158	5,832
Provision for income taxes	384	194	12	175	765
Non-controlling interest in net income of subsidiaries	—	—	15	60	75
Preferred dividends paid	6	2	1	3	12

	$1,632	$335	$278	$642	$2,887

Corporate adjustments					5

Net income available to common shareholders					$2,892

Total average assets ($ billions)	$188	$21	$17	$56	$282

Corporate adjustments					2

Total average assets, including corporate adjustments					$284

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
116     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
21. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2006	2005
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$18,486	$15,777
Liquidity facilities	10,090	7,728
Derivative instruments	1,521	1,042
Securitizations	170	809
Indemnifications	549	555

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2006, $12 million (2005 — $6 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2006, these credit enhancements amounted to $43 million (2005 — $27 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year.
Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2006, $42 million (2005 — $47 million) was included in Trading derivatives’ market valuation in the Consolidated Balance Sheet with respect to these derivative instruments.
Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 40 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2006, $12 million (2005 — $13 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
2006 SCOTIABANK ANNUAL REPORT     117

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

–	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2006(1)	2005(1)

Commercial letters of credit	$982	$937
Commitments to extend credit:
Original term to maturity of one year or less	61,453	57,574
Original term to maturity of more than one year	44,465	42,335
Securities lending	8,682	6,675
Security purchase and other commitments	3,299	1,747

Total	$118,881	$109,268

(1)	Amounts relating to variable interest entities are disclosed in Note 6.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2006, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2007	$166
2008	143
2009	117
2010	93
2011	70
2012 and thereafter	196

Total	$785

     Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $181 million (2005 — $176 million; 2004 — $170 million).
In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2006	2005

Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	2,605	2,799
Clearing systems, payment systems and depositories(1)	1,531	1,412
Assets pledged in relation to exchange-traded derivative transactions	108	148
Assets pledged as collateral related to securities borrowed, and securities lent	24,955	15,883
Assets pledged in relation to over-the-counter derivative transactions	1,744	1,366
Other	1,609	—

Total assets pledged	$32,577	$21,633
Obligations related to securities sold under repurchase agreements	33,470	26,032

Total	$66,047	$47,665

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
118     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
22. Financial instruments
(a) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2006				2005
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)

Assets:
Cash resources	$23,376	$23,376		$—	$20,505	$20,505		$—
Securities	96,593	95,502		1,091 (1)	74,618	73,459		1,159 (1)
Loans	228,486	228,479		7	191,956	191,005		951
Customers’ liability under acceptances	9,555	9,555		—	7,576	7,576		—
Other	4,075	4,075		—	3,959	3,959		—
Liabilities:
Deposits	264,282	263,914		(368)	218,002	217,445		(557)
Acceptances	9,555	9,555		—	7,576	7,576		—
Obligations related to securities sold under repurchase agreements	33,470	33,470		—	26,032	26,032		—
Obligations related to securities sold short	13,396	13,396		—	11,250	11,250		—
Other	24,629	24,629		—	19,072	19,072		—
Subordinated debentures	2,444	2,271		(173)	2,810	2,597		(213)
Capital instrument liabilities	809	750		(59)	830	750		(80)
Derivatives (Note 23)	(873)	(771)	(2)	(102)	(149)	(137	)(2)	(12)

(1)	This excludes net deferred hedge losses on securities of $93 (2005 — $109).

(2)	This represents a net liability.
The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.
2006 SCOTIABANK ANNUAL REPORT     119

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
–	For loans to designated emerging markets, fair value is based on quoted market prices.

–	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(b) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2006 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$231	$14,397	$2,851	$67	$—	$5,830		$23,376
Investment securities	278	12,604	3,489	10,254	3,647	2,740	(2)	33,012
Trading securities	—	7,984	8,046	7,417	9,790	29,253		62,490
Loans	26,887	107,806	21,697	67,297	5,529	(737	)(3)	228,479
Other assets	—	—	—	—	—	31,649	(4)	31,649

Total assets	$27,396	$142,791	$36,083	$85,035	$18,966	$68,735		$379,006

Deposits	$28,653	$154,588	$36,151	$29,783	$4,555	$10,184		$263,914
Obligations related to securities sold under repurchase agreements	—	31,971	1,499	—	—	—		33,470
Obligations related to securities sold short	—	2,080	2,264	2,277	5,301	1,474		13,396
Subordinated debentures	—	—	740	1,031	500	—		2,271
Capital instrument liabilities	—	—	—	750	—	—		750
Other liabilities	—	7,554	85	—	—	40,019	(4)	47,658
Shareholders’ equity	—	—	—	—	—	17,547	(4)	17,547

Total liabilities and shareholders’ equity	$28,653	$196,193	$40,739	$33,841	$10,356	$69,224		$379,006

On-balance sheet gap	(1,257)	(53,402)	(4,656)	51,194	8,610	(489)		—
Off-balance sheet gap	—	9,721	(11,206)	777	708	—		—

Interest rate sensitivity gap based on contractual repricing	(1,257)	(43,681)	(15,862)	51,971	9,318	(489)		—
Adjustment to expected repricing	13,477	30,799	11,462	(28,303)	(5,397)	(22,038)		—

Total interest rate sensitivity gap	$12,220	$(12,882)	$(4,400)	$23,668	$3,921	$(22,527)		$—
Cumulative gap	12,220	(662)	(5,062)	18,606	22,527	—		—

As at October 31, 2005 ($ millions)

Total interest rate sensitivity gap	$13,834	$(8,914)	$(1,628)	$13,051	$3,941	$(20,284)	$—
Cumulative gap	13,834	4,920	3,292	16,343	20,284	—	—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments.
120     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Immediately	Within	Three to	One to	Over
As at October 31, 2006	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.3%	4.8%	5.0%	4.7%	—%	4.8%
Investment securities(2)	5.2	5.4	4.4	4.5	6.0	5.1
Trading securities	—	6.3	4.4	4.5	5.1	5.1
Loans(3)	7.0	6.2	6.3	5.7	7.2	6.2

Deposits(4)	4.0	4.0	4.1	4.0	5.1	4.0
Obligations related to securities sold under repurchase agreements(4)	—	4.8	6.5	—	—	4.9
Obligations related to securities sold short	—	4.6	4.2	4.3	4.3	4.3
Subordinated debentures(4)	—	—	6.0	5.8	8.6	6.5	(1)
Capital instrument liabilities(4)	—	—	—	7.1	—	7.1
Other liabilities	—	5.3	5.3	—	—	5.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2005	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.8%	4.0%	5.4%	4.1%	—%	4.3%
Investment securities(2)	4.9	4.6	5.8	5.0	5.8	5.0
Trading securities	—	4.3	5.7	6.1	5.7	5.5
Loans(3)	6.2	5.1	5.5	5.7	7.7	5.5

Deposits(4)	2.5	3.1	3.2	3.9	6.3	3.2
Obligations related to securities sold under repurchase agreements(4)	—	4.7	7.7	—	—	4.9
Obligations related to securities sold short	—	3.0	3.4	4.0	4.7	4.2
Subordinated debentures(4)	—	—	5.5	6.0	8.6	6.4	(1)

Capital instrument liabilities(4)	—	—	—	6.6	7.3	7.1
Other liabilities	—	3.9	4.0	—	—	3.9

(1)	After adjusting for the impact of related derivatives, the yield was 6.2% (2005 — 5.2%).

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(c) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2006							2005
	Loans and		Derivative		Other
As at September 30 ($ millions)	acceptances	(1)	instruments	(2)	exposures	(3)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$21,359		$517		$5,305		$27,181	$23,510
Finance and government	18,386		9,162		6,624		34,172	24,594
Other	39,743		2,163		8,089		49,995	46,819

Total	$79,488		$11,842		$20,018		$111,348	$94,923

General allowance(2)(4)							1,290	1,308

							$110,058	$93,615

By geography(5):
Canada	$32,962		$5,546		$6,160		$44,668	$41,984
United States	14,231		2,911		10,071		27,213	19,364
Mexico	5,555		5		254		5,814	5,768
Other International	26,740		3,380		3,533		33,653	27,807

Total	$79,488		$11,842		$20,018		$111,348	$94,923

General allowance(2)(4)							1,290	1,308

							$110,058	$93,615

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $17 (2005 — $22) of the $1,307 (2005 — $1,330) general allowance relates to loans other than business and government.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
2006 SCOTIABANK ANNUAL REPORT     121

CONSOLIDATED FINANCIAL STATEMENTS
(d) Anticipatory hedges
In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2006, and 2005, there were no material anticipatory hedges outstanding.
23. Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2006			2005
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$112,055	$12,199	$124,254	$58,526	$13,647	$72,173
Options purchased	13,788	—	13,788	8,568	—	8,568
Options written	2,128	—	2,128	—	—	—

	127,971	12,199	140,170	67,094	13,647	80,741

Over-the-counter:
Forward rate agreements	13,649	10,070	23,719	18,174	9,735	27,909
Swaps	386,311	85,844	472,155	357,252	58,673	415,925
Options purchased	21,384	2,908	24,292	21,978	4,751	26,729
Options written	23,970	1,921	25,891	28,952	648	29,600

	445,314	100,743	546,057	426,356	73,807	500,163

Total	$573,285	$112,942	$686,227	$493,450	$87,454	$580,904

Foreign exchange and gold contracts
Exchange-traded:
Futures	$6,868	$—	$6,868	$4,753	$—	$4,753
Options purchased	124	—	124	7	—	7
Options written	104	—	104	6	—	6

	7,096	—	7,096	4,766	—	4,766

Over-the-counter:
Spot and forwards	176,030	14,141	190,171	176,525	6,819	183,344
Swaps	60,356	25,004	85,360	49,745	11,818	61,563
Options purchased	2,475	—	2,475	2,200	—	2,200
Options written	2,478	—	2,478	2,146	—	2,146

	241,339	39,145	280,484	230,616	18,637	249,253

Total	$248,435	$39,145	$287,580	$235,382	$18,637	$254,019

Other derivative contracts
Equity: over-the-counter	$27,678	$3,595	$31,273	$24,151	$3,322	$27,473
Credit: over-the-counter	32,832	1,993	34,825	20,154	938	21,092
Other	4,731	31	4,762	2,840	—	2,840

Total	$65,241	$5,619	$70,860	$47,145	$4,260	$51,405

Total notional amounts outstanding	$886,961	$157,706	$1,044,667	$775,977	$110,351	$886,328

122     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2006 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$107,420	$16,834	$–	$124,254
Forward rate agreements	23,384	335	–	23,719
Swaps	134,288	248,080	89,787	472,155
Options purchased	27,482	9,750	848	38,080
Options written	12,962	10,111	4,946	28,019

	305,536	285,110	95,581	686,227

Foreign exchange and gold contracts
Futures	5,351	1,517	–	6,868
Spot and forwards	180,257	8,874	1,040	190,171
Swaps	14,467	47,593	23,300	85,360
Options purchased	2,432	167	–	2,599
Options written	2,443	139	–	2,582

	204,950	58,290	24,340	287,580

Other derivative contracts
Equity	27,096	3,739	438	31,273
Credit	11,298	18,072	5,455	34,825
Other	4,178	584	–	4,762

	42,572	22,395	5,893	70,860

Total	$553,058	$365,795	$125,814	$1,044,667

	Within	One to	Over
As at October 31, 2005 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$57,910	$14,263	$–	$72,173
Forward rate agreements	25,914	1,995	–	27,909
Swaps	131,818	206,689	77,418	415,925
Options purchased	22,538	12,302	457	35,297
Options written	14,974	11,947	2,679	29,600

	253,154	247,196	80,554	580,904

Foreign exchange and gold contracts
Futures	3,529	1,224	–	4,753
Spot and forwards	173,778	8,315	1,251	183,344
Swaps	13,372	27,105	21,086	61,563
Options purchased	1,897	310	–	2,207
Options written	1,922	230	–	2,152

	194,498	37,184	22,337	254,019

Other derivative contracts
Equity	20,021	6,994	458	27,473
Credit	5,379	15,304	409	21,092
Other	2,599	241	–	2,840

	27,999	22,539	867	51,405

Total	$475,651	$306,919	$103,758	$886,328

2006 SCOTIABANK ANNUAL REPORT       123

CONSOLIDATED FINANCIAL STATEMENTS
(c) Credit risk
As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts – other includes precious metals other than gold, and base metal derivatives.

			2006			2005
				Credit
		Credit risk	Potential	equivalent
		amount	future	amount	Risk-	Credit risk	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	balance

Interest rate contracts
Futures	$124,254	$–	$–	$–	$–	$–	$–
Forward rate agreements	23,719	13	5	18	8	6	5
Swaps	472,155	3,231	2,353	5,584	1,344	3,798	1,351
Options purchased	38,080	185	61	246	62	240	69
Options written	28,019	–	–	–	–	–	–

	686,227	3,429	2,419	5,848	1,414	4,044	1,425

Foreign exchange and gold contracts
Futures	6,868	–	–	–	–	–	–
Spot and forwards	190,171	2,914	2,109	5,023	1,403	3,372	1,532
Swaps	85,360	4,185	4,272	8,457	2,120	3,863	1,860
Options purchased	2,599	64	33	97	35	47	32
Options written	2,582	–	–	–	–	–	–

	287,580	7,163	6,414	13,577	3,558	7,282	3,424

Other derivative contracts
Equity	31,273	632	1,932	2,564	739	922	806
Credit	34,825	200	1,930	2,130	682	173	484
Other	4,762	418	305	723	273	68	97

	70,860	1,250	4,167	5,417	1,694	1,163	1,387

Total derivatives	$1,044,667	$11,842	$13,000	$24,842	$6,666	$12,489	$6,236

Less: impact of master netting agreements		5,772	4,814	10,586	2,484	6,529	2,358

Total		$6,070	$8,186	$14,256	$4,182	$5,960	$3,878

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CONSOLIDATED FINANCIAL STATEMENTS
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2006		2006		2005
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$7	$4	$13	$1	$2	$6
Swaps	3,271	3,159	2,827	2,658	3,501	3,432
Options	204	226	184	193	224	264

	3,482	3,389	3,024	2,852	3,727	3,702

Foreign exchange and gold contracts
Forwards	4,167	3,992	2,810	2,629	3,327	3,263
Swaps	3,696	3,068	3,551	3,047	3,630	2,833
Options	70	70	64	63	47	67

	7,933	7,130	6,425	5,739	7,004	6,163

Other derivative contracts
Equity	713	1,252	337	1,578	657	838
Credit	196	621	194	816	166	415
Other	369	291	389	226	68	75

	1,278	2,164	920	2,620	891	1,328

Trading derivatives’ market valuation	$12,693	$12,683	$10,369	$11,211	$11,622	$11,193

ALM(2)
Interest rate contracts
Forward rate agreements			$–	$1	$4	$4
Swaps			404	409	297	351
Options			1	1	16	8

			405	411	317	363

Foreign exchange and gold contracts
Forwards			104	86	45	68
Swaps			634	988	233	982
Options			–	–	–	–

			738	1,074	278	1,050

Other derivative contracts
Equity			295	5	265	27
Credit			6	14	7	5
Other			29	–	–	–

			330	19	272	32

Total ALM derivatives’ market valuation			$1,473	$1,504	$867	$1,445

Total gross fair values before netting			$11,842	$12,715	$12,489	$12,638

Less: impact of master netting agreements			5,772	5,772	6,529	6,529

Total derivatives’ market valuation			$6,070	$6,943	$5,960	$6,109

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2005 are favourable $12,894 and unfavourable $12,554. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
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24. Acquisitions
(a) Canadian acquisitions
The Bank completed the acquisitions of (i) the Canadian operations of the National Bank of Greece on February 3, 2006, and (ii) Maple Trust Company on March 31, 2006.
     The combined investment in these companies was approximately $306 million, which includes amounts invested directly in the acquired business. Total assets at acquisition were $2.2 billion, comprised almost entirely of loans. The estimated total goodwill of $140 million and other intangible assets of $52 million have been recorded in the Consolidated Balance Sheet. In addition to the purchase of Maple Trust Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group.
(b) International acquisitions
The Bank acquired two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano on March 9, 2006, which were subsequently merged. The combined incremental investment in these companies was $385 million, which includes amounts invested directly in the acquired business. The Bank now owns approximately 78% of the combined entity. Prior to the latter transaction, the Bank owned 35% of Banco Sudamericano. Total assets acquired were $3.8 billion, with the majority of the assets being loans. For the purchase of the Peruvian banks, estimated total goodwill of $189 million and other intangible assets of $34 million have been recorded in the Consolidated Balance Sheet.
     On September 1, 2006, the Bank also acquired Corporacion Interfin, the parent company of Banco Interfin in Costa Rica for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for this acquisition. As a result, the amount of the purchase price in excess of carrying value of the acquired assets and liabilities has not been fully allocated to the acquired assets and liabilities in the Consolidated Balance Sheet.
     In 2005, the Bank completed three acquisitions: Banco de Comercio in El Salvador; Waterous & Co., a global oil and gas energy acquisition and divestiture advisory firm; and the business of Pan American Financial, a mortgage originator in Puerto Rico. Total goodwill of $227 million and other intangible assets of $24 million have been recorded in the Consolidated Balance Sheet. During 2006, a further amount of $16 million of goodwill was recorded in relation to these acquisitions.
The purchase price allocations for 2006 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. These Canadian and International purchases did not have a material effect on the Bank’s consolidated financial results or the consolidated financial position for the fiscal year.
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CONSOLIDATED FINANCIAL STATEMENTS
25. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

		Net income
For the year ended October 31 ($ millions)	2006	2005	2004

Net income based on Canadian GAAP	$3,579	$3,209	$2,908
Employee future benefits (a)	24	(16)	1
Restructuring costs (b)	—	(2)	(23)
Transfers of loans (c)	(9)	(8)	(21)
Derivative instruments and hedging activities (d)	(1)	(1)	60
Unrealized gains (losses) on securities reclassified as trading (d)	(2)	(7)	55
Conversion of loans into debt securities (e)	9	86	39
Available-for-sale securities (e)	8	45	81
Computer software (f)	(20)	(22)	(29)
Stock-based compensation (g)
Transition adjustment	(12)	—	—
Current year adjustments	(23)	—	—
Liabilities and equity (h)	—	—	14
Other	—	—	10
Tax effect of above differences	3	(21)	(49)

Net income based on U.S. GAAP	$3,556	$3,263	$3,046

Preferred dividends paid and other	(30)	(25)	(30)

Net income available to common shareholders based on U.S. GAAP	$3,526	$3,238	$3,016

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$3.57	$3.24	$2.99
Diluted	$3.52	$3.20	$2.94

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.
     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.
     U.S. GAAP requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains
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CONSOLIDATED FINANCIAL STATEMENTS
guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $5 million (2005 – after-tax loss of $5 million; 2004 – after-tax loss of $17 million), which represents the ineffective portion of designated hedges.
     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.
     The Bank has fair value hedges of interest rate risk relating to its fixed rate instruments in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify an after-tax loss of $15 million (2005 – after-tax gain of $7 million; 2004 – after-tax gain of $10 million) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2006, 2005 and 2004, the maximum term of cash flow hedges was less than 10 years.
     The unrealized gain or loss arising at the inception of a derivative transaction is recognized in U.S. GAAP income only when the fair value of the derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. This requirement resulted in a U.S. GAAP after-tax loss of $2 million in 2006 (2005 – after-tax gain of $1 million; 2004 – after-tax loss of $10 million).
(e) Securities
U.S. GAAP requires securities to be classified as either trading, held to maturity or available-for-sale. The Bank has classified all investment securities as available-for-sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over a number of quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.
     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.
     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new standard issued by the U.S. Financial Accounting Standards Board amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard on November 1, 2005 and the incremental U.S. GAAP stock-based compensation expense in 2006 were $12 million and $23 million, respectively. These amounts were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2006	November 1, 2005

Risk-free interest rate	4.16%	3.83%
Expected dividend yield	3.16%	3.07%
Expected price volatility	16.5%	15.9%
Expected life of option	5.7 years	5.4 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date. Details are provided in Note 1. There was also a corresponding change in U.S. GAAP; however, this change is required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006.
(h) Liabilities and equity
Under Canadian GAAP, effective November 1, 2004, the Bank retroactively adopted, with restatement of prior periods, a new pronouncement amending the accounting for certain financial instruments that have the characteristics of both a liability and equity [refer to Note 13]. There was no corresponding change in U.S. GAAP. The dividends paid on the preferred shares issued directly by the Bank that have retroactively been reclassified as interest expense under Canadian GAAP in 2004 continue to be recorded in shareholders’ equity under U.S. GAAP.
     Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities whereas under U.S. GAAP, these are recorded as non-controlling interest in subsidiaries.
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CONSOLIDATED FINANCIAL STATEMENTS
(i) Guarantees
U.S. GAAP requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002. The fair value under U.S. GAAP for guarantees at October 31, 2006 amounted to $340 million (2005 – $304 million). The amount excludes derivative instruments meeting the Canadian GAAP definition of guarantees, the fair value of which is included in the amounts disclosed in Note 23.
(j) Variable interest entities (VIEs)
Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. Under Canadian GAAP, the Bank prospectively adopted, on November 1, 2004, a new guideline on the consolidation of VIEs, which, apart from the difference in effective dates, is harmonized with U.S. GAAP.
     There were no differences in 2006 or 2005 relating to the consolidation of VIEs under U.S. GAAP.
(k) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $8,922 million (2005 – $6,969 million) and an addition to other liabilities of $8,922 million (2005 – $6,969 million).
(l) Comprehensive income
U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income, and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.
(m) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2006	2005	2004

Net income based on U.S. GAAP	$3,556	$3,263	$3,046
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(18)	(211)	101
Change in unrealized foreign currency translation gains and losses, net of hedging activities(2)	(360)	(178)	(705)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(38)	9	(8)
Change in additional minimum pension liability(4)	2	(29)	16

Total other comprehensive income	$(414)	$(409)	$(596)

Total comprehensive income	$3,142	$2,854	$2,450

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2006	2005	2004

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$842	$860	$1,071
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,435)	(2,075)	(1,897)
Derivative instruments	(55)	(17)	(26)
Additional minimum pension liability	(39)	(41)	(12)

Total accumulated other comprehensive income	$(1,687)	$(1,273)	$(864)

(1)	Net of income tax benefit of $4 (2005 – benefit of $112; 2004 – expense of $115).

(2)	Net of income tax of nil (2005 – nil; 2004 – benefit of $1).

(3)	Net of income tax benefit of $20 (2005 – expense of $3; 2004 – expense of $1).

(4)	Net of income tax expense of $2 (2005 – benefit of $16; 2004 – expense of $7).
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CONSOLIDATED FINANCIAL STATEMENTS
Stock-based compensation – Pro-forma disclosures
For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic-value-based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis.
U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31 ($ millions)	2006	2005	2004

Net income, as reported	$3,556	$3,263	$3,046
Pro-forma fair value of stock options not previously expensed	—	—	21

Pro-forma net income	$3,556	$3,263	$3,025

Earnings per share(1):
Basic, as reported	$3.57	$3.24	$2.99

Basic, pro-forma	$3.57	$3.24	$2.97

Diluted, as reported	$3.52	$3.20	$2.94

Diluted, pro-forma	$3.52	$3.20	$2.92

(1)	Earnings per share calculations are based on full dollar and share amounts.
In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06. Significant assumptions for 2002, were as follows:
(i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%. By the end of fiscal 2004, all stock options issued prior to November 1, 2002, were fully amortized.
Condensed consolidated balance sheet

	2006				2005
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$23,376	$—		$23,376	$20,505	$—		$20,505
Securities
Investment/Available-for-sale	33,012	585	[d,e]	33,597	23,452	650	[c,d,e]	24,102
Trading	62,490	166	[d,e]	62,656	50,007	56	[d,e]	50,063
Loans	228,479	1,332	[c,d]	229,811	191,005	674	[c]	191,679
Derivative instruments	10,369	2,157	[d]	12,526	11,622	1,366	[d]	12,988
Other	21,280	11,122	(1)	32,402	17,434	6,587	(5)	24,021

	$379,006	$15,362		$394,368	$314,025	$9,333		$323,358

Liabilities and shareholders’ equity
Liabilities
Deposits	$263,914	$1,358	[c,d]	$265,272	$217,445	$717	[c,d]	$218,162
Derivative instruments	11,211	2,163	[d]	13,374	11,193	1,911	[d]	13,104
Other	82,878	11,180	(2)	94,058	65,652	5,954	(6)	71,606
Non-controlling interest in subsidiaries	435	(435)	[m]	—	306	(306)[m]		—
Subordinated debentures	2,271	14	[d]	2,285	2,597	52	[d]	2,649
Capital instrument liabilities	750	(750)	[h]	—	750	(750)[h]		—

	$361,459	$13,530		$374,989	$297,943	$7,578		$305,521

Non-controlling interest in subsidiaries	$—	$1,185	[h,m]	$1,185	$—	$1,056	[h,m]	$1,056

Shareholders’ equity
Capital stock
Preferred shares	$600	$—		$600	$600	$—		$600
Common shares and contributed surplus	3,425	—		3,425	3,317	—		3,317
Retained earnings	15,843	13	(3)	15,856	14,126	11	(7)	14,137
Cumulative foreign currency translation	(2,321)	2,321	[l]	—	(1,961)	1,961	[l]	—
Accumulated other comprehensive income	—	(1,687)	(4)	(1,687)	—	(1,273	)(8)	(1,273)

	$17,547	$647		$18,194	$16,082	$699		$16,781

	$379,006	$15,362		$394,368	$314,025	$9,333		$323,358

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i, k.

(2)	Refer to a, b, c, d, e, g, i, k.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, l.

(5)	Refer to a, b, c, d, e, f, i, k.

(6)	Refer to a, b, c, d, e, i, k.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, l.
130     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Future accounting changes
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Bank beginning November 1, 2007. The impact of this standard has not yet been determined.
Accounting for employee future benefits
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R). The standard will require an employer to recognize the overfunded or underfunded status of a defined benefit pension and other post-retirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement will also require an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, rather than up to three months before that date, with limited exceptions. The minimum pension liability currently recorded under U.S. GAAP will no longer be required. The statement is effective for the Bank on October 31, 2007. In the case of the requirement to measure the funded status as of the year-end date, this is effective for the Bank on October 31, 2008. The impact of this standard has not yet been determined.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140, amending the accounting for certain hybrid financial instruments. This standard allows an entity to elect to measure certain hybrid financial statements at fair value in their entirety, with changes in fair value recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2006. This standard is not anticipated to have a material impact on the Bank’s U.S. GAAP consolidated financial statements.
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